SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2007.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding the Completion of Acquisition of Own Shares” made public on Monday, December 17, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 17, 2007	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Corporate Senior Vice President
ORIX Corporation

December 17, 2007

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Yui Takamatsu or

Xiaomai Feng

Tel: +81-3-5419-5044

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Announcement Regarding the Completion of Acquisition of Own Shares

(Acquisition of own shares based on the resolution of the Board of Directors, pursuant to the

Articles of Incorporation in accordance with Article 459, paragraph 1 of the Company Law)

TOKYO, Japan – December 17, 2007 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today the completion of acquisition of own shares in accordance to resolutions made at its Board of Directors meeting held on November 6, 2007, pursuant to Article 34 in accordance with Article 459, paragraph 1 of the Company Law. Details are as follows.

1.	Type of shares acquired:	Common stock of the company
2.	Aggregate number of shares acquired:	1,428,350
3.	Aggregate amount of acquisition:	29,999,856,500 yen
4.	Period of acquisition:	November 19, 2007 to December 14, 2007
5.	Method of acquisition:	Market purchases on the Tokyo Stock Exchange

Reference:

Details of resolution made at the Board of Directors meeting held on November 6, 2007

1. Reason for acquisition

To acquire own shares to implement a flexible capital policy, including allocation for stock swaps in future M&A transactions.

2. Details of acquisition

1.	Type of shares to be acquired: common stock of the company

2.	Aggregate number of shares that could be acquired: Up to 1.5 million (ratio to the total number of outstanding common stock: 1.63%)

3.	Cash and other items delivered in exchange: cash

4.	Aggregate amount of acquisition: Up to 30 billion yen

5.	Eligible period for acquisition: November 7, 2007 to June 23, 2008

6.	Method of acquisition: Market purchases on the Tokyo Stock Exchange

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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